ValueVision Media, Inc.
6740 SHADY OAK ROAD
EDEN PRAIRIE, MN 55344
www.shopnbc.com
Nathan E. Fagre
Senior Vice President and General Counsel
Tel: (952) 943-6117
Fax: (952) 943-6111.
February 27, 2009

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BY EDGAR AND OVERNIGHT DELIVERY
Attention:	Mr. H. Christopher Owings Assistant Director
Re:	ValueVision Media, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 29, 2008
Forms 10-Q for Quarters Ended May 3, August 2 and November 1, 2008
Filed June 12, September 11 and December 11, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed May 21, 2008
File No. 000-20243

Ladies and Gentlemen:
     On behalf of ValueVision Media, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’s letter to Keith R. Stewart dated January 30, 2009.
     In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the Staff’s comments in its future reports on 10-Q and 10-K and its future definitive proxy materials. For convenience, the Staff’s consecutively numbered comments are set forth below, followed by the Company’s responses.
     Pursuant to the Staff’s request, the Company hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 2, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Results of Operations, page 35
Net Sales Per FTE, page 36
1.	Comment: On page 36 you state that it is industry practice to include internet sales along with television sales in your calculation of net sales per FTE. Please provide the basis for your belief that this is an accepted industry practice.

Response: Unlike many retailers who drive internet sales through catalogs, advertisements, customer familiarity with retail stores, and/or internet marketing efforts, the Company’s internet sales are primarily made to customers who are watching the Company’s television programming at the time of order and placing their orders through the internet instead of by telephone. Without the Company’s television programming, the Company’s internet sales levels would be a small fraction of its current level, since the internet is used as a separate order placement method for purchasing the Company’s products. Therefore, the Company combines television and internet sales when calculating net sales per FTE.

Effectively, the Company’s industry consists only of the Company and its two largest competitors, QVC, Inc. and HSN, Inc. Because of the small size of the industry, many of the senior executives at the Company have previously been employed in senior positions at the other two companies, and have a direct knowledge of this industry practice. In addition, in connection with HSN’s initial public offering in the summer of 2008, it prepared an investor presentation dated June 30, 2008, which is available on its website at: http://www.hsni.com/events.cfm. On page six of the June 30, 2008 presentation, HSN presents a comparison of financial metrics among the Company, HSN and QVC, which include revenue and revenue per household (i.e., per FTE) — both measures include internet sales along with television sales in the calculations. Given this usage by HSN, as well as the Company’s belief that the combination of television and internet sales in the calculation of net sales per FTE makes sense since the primary difference between the sales is whether the customer uses the telephone or internet to place an order, the Company believes that this presentation is an accepted industry practice.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 46
2.	Comment: We note that in various places in your Form 10-K you disclose that you hold various short-term and long-term investments. Based on your description of these various investments it appears these investments may have exposure to market risk, such as equity price risk, and therefore Item 305 of Regulation S-K would require certain disclosures regarding the market risk you face from these investments. Please provide the disclosure required by Item 305 with respect to your various investments or explain how you concluded that Item 305 does not apply. Please refer to Instruction 3(C)(i) from the General Instructions to paragraphs 305(a) and 305(b).

Response: Currently, the Company holds no short-term or long-term investments other than the auction rate securities described in its public filings, and cash held in money market funds with which the Company has not had any redemption problems. The Company notes the Staff’s comment and will include this information in future filings as applicable.
Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2
3.	Comment: We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of

U.S. Securities and Exchange Commission

Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d) in that you omitted certain language in the parenthetical. We note similar alternations to the certifications filed with your Forms 10-Q filed in 2008. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please confirm your understanding in this regard.

Response: The Company notes the Staff’s comment and the certifications will appear exactly as set forth in current Item 601(b)(31) of Regulation S-K in future filings.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
4.	Comment: Please discuss how compensation or amounts realizable from prior compensation are considered, if at all, in setting other elements of compensation. Please refer to Item 402(b)(2)(x) of Regulation S-K.

Response: While the compensation committee reviews prior years’ compensation and the value of stock options and other equity awards held by the Company’s executive officers, it does not consider compensation or amounts realizable from prior compensation, such as gains from prior stock and option awards, in setting current compensation. Because these matters are not material factors in the compensation committee’s determination of compensation, the Company has not discussed them in its disclosure.
How We Set Compensation, page 19
5.	Comment: You state that the compensation committee “compares each element of total compensation against an established peer group as well as data from published survey sources.” To the extent that the compensation committee engaged in benchmarking against the companies in the published survey sources, please identify the components of those surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: The Company uses compensation information from an established peer group and data from public survey sources to obtain a general understanding of current compensation practices, not as a reference point on which it bases a compensation decision. Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05 clarifies that the Company’s use of compensation information in this manner does not constitute “benchmarking” in the context of Item 402(b)(xiv) of Regulation S-K. Nevertheless, while the Company is not required to include the components of the peer groups or the surveys, the Company does identify in the Compensation Discussion and Analysis section of its proxy statement the published surveys reviewed, which are publicly available, as well as the individual companies in its peer group. If the Company engages in benchmarking in the future, it will disclose the components of any surveys used in benchmarking.
Components of Our Fiscal 2007 Executive Compensation Program, page 20
Annual Performance-Based Compensation, page 20
6.	Comment: You state that “[t]he incentive plan rewards participants with annual incentive cash compensation for attaining pre-determined company goals and in some cases, individual goals.” Also, under “Base Salary” you state that you set a named executive officer’s base salary based, in part, on individual performance. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or

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contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Response: With respect to annual incentive compensation, the compensation committee from time to time has established individual goals that are specifically tailored for an executive officer. However, achievement of individual goals was not a component for determining annual incentive compensation for fiscal years 2007 or 2008 and therefore individual goals were not specified. If achievement of individual goals has a material impact on incentive compensation of the Company’s named executive officers in the future, the Company will disclose the nature of those goals, provided the goals are not competitively sensitive and would assist investors in understanding the basis for incentive compensation.

With respect to base salary, the compensation committee sets base salaries primarily based on external market data and internal equity/value, which are factors disclosed in Compensation Discussion and Analysis. The compensation committee may deviate from what it considers to be an appropriate base salary based on those factors if the compensation committee believes that a named executive officer’s individual performance, subjectively determined by the compensation committee, significantly deviates, positively or negatively, from the compensation committee’s expectations. The compensation committee did not believe that any named executive officer’s individual performance deviated from expectations in a manner that affected base salary for fiscal 2007 or fiscal 2008. Because of the subjective nature of the compensation committee’s determination and the fact that the compensation committee’s evaluation of named executive officers’ individual performances did not affect any named executive officer’s base salary for fiscal 2007 or fiscal 2008, the additional disclosure regarding individual performance was not applicable.
Summary Compensation Table, page 27
7.	Comment: In the paragraph preceding your “Summary Compensation Table” you state that “(w)hen setting total compensation for each of the named executive officers, the compensation committee reviews tally sheets that show the executive’s current compensation, including equity and non-equity based compensation.” Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. For example, discuss whether the compensation committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

Response: Going forward, the Company will revise its disclosure to clarify that the review of tally sheets by compensation committee members principally informs their general perspective as to what the Company’s named executive officers actually received for compensation in the past several years as compared with the compensation opportunity established by the compensation committee. The Company also will clarify that tally sheets provide a view of total potential compensation to provide a context for the compensation committee’s decisions about elements of compensation being considered. The Company’s future disclosure will clarify that the tally sheets supplement information concerning competitive compensation practices and market trends and provide additional data points for decision making.
Certain Transactions, page 35
8.	Comment: Please disclose whether the terms of these agreements are comparable to those you could have obtained from unaffiliated third parties.

Response: As disclosed in the Company’s proxy statement, the Company’s audit committee considers whether a proposed related person transaction is beneficial to the Company and the

U.S. Securities and Exchange Commission

proposed terms are fair to the Company. The audit committee historically has only approved related person transactions it has determined to be fair to the Company, with the understanding that a related person transaction is “fair” if it is on terms comparable those that could have been obtained, if at all, from an unaffiliated third party. Although not required by Item 404 of Regulation S-K, going forward the Company will disclose if the audit committee determines that any related person transaction is not fair or not on terms comparable to those that the Company could have been obtained, if at all, from an unaffiliated third party.
Related Person Transactions Approval Policy, page 38
9.	Comment: We note your statement that your related person transactions approval policy outlines certain factors that the audit committee may take into account in considering a related person transaction, and that the policy itemizes certain routine transactions which are exempt from the policy. Please briefly discuss the factors that the audit committee may take into account in considering a related person transaction and the certain routine transactions which are exempt from the policy. Please refer to Item 404(b)(1)(ii) of Regulation S-K.

Response: The Company respectfully submits that on page 38 of its proxy statement for the 2008 annual meeting of shareholders, the Company adequately describes the factors that the audit committee takes into account in considering related person transactions. As stated on page 38, the audit committee must be presented with relevant information about a proposed related person transaction such that the audit committee can determine whether the proposed transaction is fair to the Company. In considering a related party transaction, the audit committee may consider whether the related person transaction is on terms no less favorable to the Company than terms generally available to a non-related third party under the same or similar circumstances, the role of the related person in arranging the transaction and the extent of the related person’s interest in the transaction, whether the transaction is material to the Company, the structure of the transaction and whether the transaction would be a one-time transaction or continuing or multi-year relationship. The Company’s policy does not set forth any other standards to be applied pursuant to the audit committee’s review of related person transactions.

The types of routine transactions that are exempt from the Company’s related person transaction policy consist of:
•	any employment by the Company of an executive officer of the Company if (a) the related compensation is required to be reported in the Company’s proxy statement under Item 402 of Regulation S-K or (b) the executive officer is not an immediate family member of another executive officer, director or 5% or greater shareholder of the Company, the related compensation would be reported in the Company’s proxy statement under Item 402 of Regulation S-K if the executive officer was a “named executive officer,” and the Company’s human resources and compensation committee approved (or recommended that the board of directors approve) the compensation;

•	any compensation paid to a director if the compensation is required to be reported in the Company’s proxy statement under Item 402 of Regulation S-K;

•	any transaction in which the related person’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis (e.g., dividends);

•	any transaction with another company at which a related person’s only relationship is as an employee (other than executive officer), director or beneficial owner of less than 10% of that company’s shares, if the aggregate amount does not exceed the greater of $1,000,000 or 2% of that company’s total annual revenues; and

U.S. Securities and Exchange Commission

•	any transaction with a related person involving services as a bank depositary of funds, transfer agent, registration, trustee under a trust indenture, or similar services.
Going forward, the Company will describe examples of the types of routine transactions that are exempt from the Company’s related person transaction policy.
FORM 10-Q FOR THE QUARTERLY PERIOD ENDED NOVEMBER 1, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Overview. page 18
10.	Comment: Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:
•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
For example, we note the disclosure on page 19 indicating that you are attempting to “optimize [y]our mix of product categories.” In this regard, we note that you are attempting to increase the number of repeat purchases by decreasing the price of your products. Please explain the effect this change will have on profit margins. We also note that the average annual household income of your customers has fallen. To the extent material, you should discuss the effect of falling incomes on your operations. Finally, we note that historically you have had a higher return rate than your competition. Please describe the efforts you have made to improve the shopping experience of your customers and the results to date. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company has reviewed SEC Release No. 33-8350. At the outset, the Company respectfully notes for the Commission that the Company provides significant forward-looking information in its periodic reports filed with the Commission, including “Company Strategy,” “Challenge” and “Risk Factors” sections that provide forward-looking information regarding the Company’s goals, priorities in running its business and potential risks that could adversely affect the Company’s ability to achieve those goals.

For example, as discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s most recently filed Form 10-Q, the Company highlights for investors its strategy of lowering the average selling price of its products in order to increase the size and purchase frequency of its customer base in the future. Going forward, the Company’s periodic reports will explicitly make investors aware of the impact, if any, of this strategy on profit margins.

The Company also notes in the Risk Factors section in its most recently filed Form 10-K that the Company’s television home shopping and internet business are sensitive to general economic conditions, consumer confidence and major news events. As the Commission notes, the average annual household income of the Company’s customers has fallen. However, the Company is not able to determine the material effect (if any) falling incomes have had or will have on its operations distinct from the other factors affecting the Company’s net sales that are discussed in

U.S. Securities and Exchange Commission

the Company’s periodic reports, such as inventory that does not appeal to customers and promotional and operation decisions made by management. Going forward, if the Company is able to segregate and quantify any material effect that falling incomes of customers, through general economic conditions or otherwise, has had or will have on the Company’s operations, the Company will disclose the nature of those effects in its periodic reports.

The Company’s periodic reports also note the Company’s general strategy of working to improve the shopping experience and customer service the Company provides. Examples of the efforts that the Company has made or plans to make to improve its customers’ shopping experience include broadening the Company’s product offerings, offering products believed to be better suited to customers’ tastes, offering higher quality merchandise and providing faster operation of the Company’s order taking process. Going forward, if material the Company will provide examples of the efforts the Company is making to improve the shopping experience and customer service the Company provides and disclose any material effect those efforts have had on the Company’s return rate.
Financial Condition, Liquidity and Capital Resources, page 27
11.	Comment: We note your disclosure that certain auction rate securities have become illiquid. Please discuss how this has affected your operations and liquidity. Please discuss how the continued illiquidity of these securities will affect your ability to fund the potential preferred stock redemption and your continued operations. Also, please discuss the likely sources of any additional financing. Please identify and separately describe internal and external sources of liquidity and any material unused sources of liquid assets. Finally, discuss the effect on your financial condition in the event that you are unable to access additional funding.

Response: The Company respectfully advises the Commission that the Company believes the disclosure on pages 27-28 in the Company’s Form 10-Q for the quarter ended November 1, 2008 provides investors adequate information needed to understand the material and potentially adverse effects that the illiquidity of auction rate securities held by the Company will have on the Company’s operations and liquidity. The Company notes that it discloses quantifiable information on its cash and cash equivalents and short-term investments as of the end of the period covered by the report. The Company also notes for investors that its “principal sources of liquidity are our available cash, cash equivalents and short-term investments, accrued interest earned from our short and long-term investments and our operating cash flow.” The Company further discloses applicable dates and amounts needed to redeem the Company’s preferred stock and fulfill its long-term contractual cash obligations and commitments. The Company specifically highlights for investors that “[i]t is possible that our existing cash balances may not be sufficient to fund obligations as they come due in fiscal 2009 and beyond.” In addition, the Company highlights that “[i]f our auction rate securities continue to be illiquid, the sales and earnings trends we have experienced in the first three quarters of fiscal 2008 have not materially improved, and if we are unable to obtain alternative forms of financing on commercially reasonable terms, any required redemption of the GE Equity preferred shares would have a material adverse impact on our financial condition.”

To date, the Company has primarily focused its efforts on exploring strategic alternatives or restructuring its preferred stock, which are both discussed in the Company’s most recently filed Form 10-Q. On February 25, 2009, the Company entered into an exchange agreement with GE Capital Equity Investments, Inc. and NBC Universal, Inc. and closed the transactions contemplated by the exchange agreement. Pursuant to the exchange agreement, GE Equity exchanged all outstanding shares of the Company’s Series A Convertible Redeemable Preferred Stock in exchange for (i) 4,929,266 shares of the Company’s Series B Redeemable Preferred

U.S. Securities and Exchange Commission

Stock, (ii) warrants to purchase up to 6,000,000 shares of the Company’s common stock at an exercise price of $0.75 per share, and (iii) a cash payment in the amount of $3.4 million. Through this transaction, the Company will no longer be required to redeem its Series A Convertible Redeemable Preferred Stock in fiscal 2009. This transaction was disclosed on a Form 8-K filed on February 26, 2009.

The Company believes that the disclosure currently included in the periodic and current reports it files with the Commission, including the disclosures quoted above, are sufficient to provide investors with an understanding of the material aspects of the Company’s liquidity position, including the effects relating to the illiquidity of auction rate securities held by the Company. The Company will include additional information in future filings of other likely sources of additional liquidity, if any.
     If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (952) 943-6117. My fax number is (952) 943-6111.
Sincerely,
/s/ Nathan E. Fagre
Nathan E. Fagre
Senior Vice President and General Counsel
cc:	Robert W. Errett, Staff Attorney, Securities and Exchange Commission
Keith R. Stewart, Chief Executive Officer, ValueVision Media, Inc.
Frank Elsenbast, Senior Vice President and Chief Financial Officer, ValueVision Media, Inc.
Peter J. Ekberg, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
Brian Mallaro, Partner, Deloitte & Touche LLP